EXHIBIT 17.1

Joe Mandato

765 Market Street, #29D

San Francisco 94103

To:                    Jamie Grooms – Chairman of the Board - Axogen, Inc.

From:               Joe Mandato

Date:                 9-16-2016

Subject:           Resignation

Please be advised that I hereby resign from the board of directors effective September 16, 2016.  My decision is not the result of any disagreement with AxoGen relating to its operations, policies or practices.  I have enjoyed a long relationship with AxoGen and look forward to continue to watch its success. It has been a pleasure to work with the company, its management team and its board of directors.

Sincerely,

/s/Joe Mandato

Joe Mandato

CC: Dr. Mark Gold,  Greg Freitag, Karen Zaderej